SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                         THERMOTEK INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                                  IRS# 25-9863598
        State of Organization                       IRS Identification #

                              3002A Winegard Drive
                             Burlington, Iowa 52601
             (Address of Registrant's principal executive offices)

                                 (319) 752 8924
              (Registrant's telephone number, including area code)

                                 (319) 753 0757
              (Registrant's facsimile number, including area code)

         Title of each class Name of each exchange on which registered
                         Not Applicable Not Applicable

                  Securities registered under Section 12(b) of
                               the Exchange Act:
                   Common Stock, Par Value $0.0001 Per Share
                                (Title of Class)


SPECIAL NOTE - FORWARD LOOKING STATEMENTS

Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the regulatory framework of the mining industry; the ability of the Company to sustain, manage or forecast its growth; the success and then the acceptance of new mining techniques; adverse publicity; competition; changes in business strategy or development plans; business disruptions; the ability to attract and retain talented personnel; the ability to protect technology; and other factors referenced in this Registration Statement. Given these uncertainties, readers of this Registration Statement and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. In evaluating such statements and in making any investment decisions, prospective investors should specifically consider the various factors identified in this Registration Statement, which could cause actual results to differ materially from those indicated by such forward-looking statements. In addition, when used in this Registration Statement, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements.

EXHIBITS

The following is a list of Exhibits filed as part of this Registration
Statement:

(1) The Securities and Exchange Commission Offer Of Settlement Of Thermotek International, Inc. and Harold D. Massner and Order Instituting Public Cease-And-Desist Proceedings Pursuant to Section 8A of The Securities Act of 1933, Making Findings And Imposing Sanctions In The Matter of Thermotek International, Inc. and Harold D. Massner.

(2)      Specimen stock certificate for Registrant's Common Stock.

(3)      Certificate of Incorporation of MAS Acquisition II Corp. filed July 31,
1996.

(4) Certificate of Amendment of Certificate of Incorporation of MAS Acquisition II Corp. filed September 22, 1997 and effecting a change in the name of the corporation to THERMOTEK ENVIROMENTAL, INC.

(5) Stock Purchase Agreement entered into October 27, 1998 among THE ACCORD GROUP, INC., HAROLD MASSNER and W.E.R.E. INTERNATIONAL, INC.
whereby the Accord Group, Inc. acquired 99.94% of the issued and outstanding shares of common stock of Thermotek Environmental, Inc.

(6) Board of Directors Resolution of The Accord Group, Inc. effecting corporation name change dated October 21, 1998.

(7) Certificate of Amendment of Certificate of Incorporation of THE ACCORD GROUP, INC. filed October 27, 1998 wherein the name of the corporation was changed to THERMOTEK INTERNATIONAL, INC.

(8) Board of Directors Resolution of Thermotek International, Inc. appointing Harold Massner as President and Director of the corporation.

(9)      ByLaws of the Corporation.
(10) The Accord Group, Inc. Offering Document authorized on October 26, 1998 to raise up to $1,000,000.

(11) Exclusive Licensing Agreement regarding United States Patent Number 5,104,490 dated July 6, 1997.

(12) Assignment of United States Patent Number 5,104,490 and Exclusive License Agreement dated June 14, 1999.


                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

Company Overview

Thermotek International, Inc. (hereafter referred to as "Thermotek" or as "Company") was originally incorporated under the laws of the State of Delaware in 1997 as Kurel Products, Inc. On December 19, 1997, the Company's name was changed to The Accord Group, Inc. On January 13, 1998, a Certificate of Merger was filed with the Secretary of State of Delaware merging the Accord Group, Inc., a New York corporation and the constituent corporation, into The Accord Group, Inc., the existing and surviving Delaware corporation. On October 21, 1998, the name of the Company was changed to Thermotek International, Inc.

Executive offices of Thermotek are located at 3002A Winegard Drive, Burlington, Iowa 52601 (Telephone (319) 752-8924). The Company's common stock is listed on the electronic pink sheets and it's trading symbol is "TTKI". "Thermotek is a development stage company and the successor to two earlier businesses, called World Essential Reserve Energy, Inc., an Iowa corporation and Pyro Energy Corp., an Iowa corporation. World Essential Reserve Energy, Inc. [hereafter "WERE"] was incorporated on October 22, 1981. WERE was formed to pursue a form of incineration of waste solids called pyrolysis. Pyrolysis is the process by which organic material is heated to extremely high temperatures in an oxygen starved atmosphere until the waste material is fully comsumed by its surrounding heat. After fifteen years of research and development, WERE developed a solid waste processing and recovery system and patented its design improvements. [See Patents, Intellectual Property] Pyro Energy Corp. was formed in 1990 to build a full scale facility that utilized the newly patented pyrolytic thermal process. In 1997, the name of Pyro Energy Corp. was changed to Thermotek Environmental, Inc.

The Company designs, manufacturers and erects a proprietary waste processing facility utilizing its patented pyrolytic thermal process to deliver an environmentally friendly remediation service to municipalities and industrial markets, along with related technical support and regulatory compliant services. Thermotek's method employs a two part process; (1) waste separation and (2) thermal destruction. The waste separation segment uses many low-tech machines, including bag shredders, magnets, trommels, grinders and manual separation stations. The thermal destruction process requires medium tech systems for the separation of gas, liquids, fuels and char. Tools include fuel metering air blocks, char quencehrs, cyclones, coolers, water cooled condensers, secondary combusters and scrubbers.

Recycling and Feed Preparation

After the municipal waste is received on the tipping floor, the waste goods and other large recyclables are removed. Next the MSW is moved onto a conveyer to the bag opener. The bag opener slices open the bags contained in the waste streams. The waste stream is then discharged onto a sorting belt conveyer which moves through both a magnetic and eddy current metal separator(s), removing both ferrous and non-ferrous metals. The waste system continues on to a trommel, which loosens and discharges some dirt and rocks and other fines. The conveyer next moves the waste stream to the sorting area. Here items not processable are removed manually by sorters sitting at stations on each side of the conveyer. Once the waste stream leaves the sorting stations, it moves to the shredder. This low speed, high torque shredder rips items apart, reducing the waste to pieces a few inches in diameter. The shredder is designed with an automatic reverse jamming system. Once again the waste stream is subjected to both the ferrous and non-ferrous magnetic separation, thus removing any remaining metals. The waste stream continues on to another trommel, that would remove any more rocks or dirt or undesirables from the waste stream. The waste is then conveyed to a large grinder. The grinder reduces the material to a particle size of 1/2 inch or less. The material is then moved by air to the cyclones, which deaerate the waste stream, and deposits it in a live bottom storage unit.

The feed stream is regulated out of the live bottom hopper storage bin, into the processing hopper, and from there it is conveyed to the feeder. The feeder is composed of three basic components, the feeder bin, bridge breaker air lock, and the weigh belt feeder. The feeder bin holds the waste and attached to the bottom of this feeder bin is a bridge breaker air lock. This is connected to the variable speed drive, which is controlled by a microprocessor-based loop controller, which regulates the mass of feed material fed into the thermal processor. The weight of the feed material is determined by the third component of the feeder, that being the weigh belt feeder. This device continually monitors the weight of the material being fed out of the bridge breaker airlock and transmits this information to the loop controller to complete the feed control. The feed material is fed from the weigh belt feeder into the suction feed fan. The feed fan is a specially designed paddle wheel type, constructed of abrasive resistant steel plates. The feed fan serves two functions. It breaks up the feed material while at the same time pneumatically transporting the feed material to the upper section of the thermal processor. It should be noted, the gases used to transport the feed to the thermal processor are cooled, recycled, processed off gas. This gas is basically inert, composed largely of carbon monoxide, carbon dioxide, and water vapors. No oxygen is present in this gas stream. It should also be noted that this system is self-sustaining, in that once it is started, no additional fuel is needed to maintain the process. The process is known as a substoichiometric (oxygen starved) system.

It should also be noted that this system is self-sustaining, in that once it is started, no additional fuel is needed to maintain the process.

Thermal Processor

The feed material is injected tangentially into the top of the thermal processor. The gas/feed mixture develops a spinning motion with the solid particles descending down the thermal processor. As the feed particles descend, they pass through three (3) distinct zones. Zone {1} is the uppermost third of the thermal processor. In this zone the feed is dried and heated to the 850 degree to 1000 degree Fahrenheit range. There is no combustion taking place in this zone, as there is no oxygen present in the gases. Zone {2} is the center third of the thermal processor. In this zone the operating temperatures range from 1200 to 1300 degree Fahrenheit. In this zone any volatile waste contained in the stream is combusted. There is just enough oxygen present in this zone to combust the volatile components of the total feed material. Zone {3} is the lowest one third of the thermal processor. In this area the particles encounter enough oxygen to combust a portion of the fixed carbons in the feed stream. Typically this zone operates in the 1500 to 1700 degree Fahrenheit range. The feed particles, after passing through zone {3} of the thermal processor, have had all of the volatile compounds and a portion of the fixed carbons processed out of them. The remaining residue, known as char is discharged from the bottom of the thermal processor. The char is conveyed via a jacketed water-cooled conveyor through an airlock to a storage bin. It should be noted that as the feed particles descend, they develop a strong rotary motion. This creates a relatively long solids residence time, as compared to the short gas residence time while in the thermal processor. Only enough oxygen, in the form of ambient air, is added at the bottom of the thermal processor to support partial combustion. A single combustion air fan supplies all the needed combustion air for the thermal processor.

By-Products

Electricity Produced Low BTU gas could be used to produce electricity on site with the addition of a simple gas fed generator set. This not only produces electricity to run the process but also can generate excess electricity for sale. There is a federal mandate that purchases must be made by power companies.
CHAR: Char is a non-toxic, non-hazardous, reusable carbon product with BTU value of 7000-8000 per pound. It can be sold in large quantities to industrial and agricultural concerns as a fuel enhancer, brickets, or soil additive. Other uses are being investigated. Char produced is approximately 300 pounds per ton of waste produced. RECOVERED OIL: Oil is a good substitute to any concern that would use #2 fuel oil. It can be used as a supplement to coal fired plants to assist them in meeting EPA standards. It has approximately 13,500 BTUs per pound. This product can be priced considerably lower than competitors to ensure sales. The amount of oil produced is approximately 30 gallons per ton of waste produced. RECOVERED RECYCLABLES: The recovery and use of recyclables is environmentally friendly. The sale of tin, aluminum, and steel recyclables is financially sound. All products are readily marketable.

Thermotek International, Inc. proposes to sell, build and own, joint venture, or turnkey waste process and recycling facilities. These facilities can be used to process almost any organic waste into electricity or a variety of oils, tars, alcohols and useful by-products. Thermotek will supply all consultation to the site, obtain permits, and manage the construction of a processing plant.

The Company believes that it has the most advanced and cost effective incinerator unit of its kind on the market. There are no units presently operating in the field. For the most part, the Company's product is custom designed and manufactured for a particular client's use. These facilities are not produced for inventory. It is the Company's policy to require customers to make a down payment at the time a contract is executed and continue to make progress payments until the contract is completed and accepted as specified in the contract.

The Company's operations are subject to extensive governmental regulation and legislative initiative, such as environmental regulation, mandatory recycling laws, preclusion of certain waste from landfills and restrictions on the flow of solid waste. Due to public awareness and influence regarding waste and the environment, and uncertainty with respect to the enactment and enforcement of future laws, the Company can not always accurately project the impact any future regulation or legislative initiatives that may have on its operations. See "-- Regulation" for additional information.

Industry Overview

The Company is engaged in the business of converting waste into environmentally safe by-products and, in some cases, recycled products that can be reutilized. As a consequence, it must compete with numerous businesses that are firmly entrenched and presently accommodating this need in the market place. The following discussion highlights some of the attributes of this business in general and some of the operating parameters that apply to all firms, engaged in this business.

Treatment and disposal services include processing of recyclable materials, operation of both solid and hazardous waste landfills, operation of municipal and hazardous waste incinerators, operation of water and wastewater treatment facilities, operation of hazardous waste treatment facilities and construction of treatment or disposal facilities for third parties. Treatment and disposal services are provided under contracts which may be obtained through public bid or tender or by direct negotiation, and are also provided directly to other waste service companies.

Transportation of Raw Materials. The cost of transporting solid waste to a disposal location effectively constrains where the waste management business chooses to operate its businesses. Typically, these locations are located in close proximity to municipalities or large industrial sites, serviced by the facility. Typically, there are local businesses or city owned businesses that can haul the waste to the facility. Since waste is viewed as an overhead cost item, close proximity is important to the suppliers and transporters of waste, as the shorter the hauling distance, the less wear and tear to their equipment and the less fuel consumed.

Transfer Stations. A transfer station is a facility located near residential and commercial collection routes where solid waste is received from collection vehicles and then transferred to and compacted in large, specially-constructed trailers for transportation to disposal facilities. This consolidation reduces costs by improving the utilization of collection personnel and equipment. Fees are generally based on such factors as the type and volume of the waste transferred and the transportation distance to disposal sites. Transfer stations can be used to facilitate internalizing disposal costs by giving collection operations more cost-effective access to disposal facilities.

Disposal. Landfills are the primary depository for solid waste. A solid waste landfill site must have geological and hydrological properties and design features which limit the possibility of water pollution, directly or by leaching. Solid waste landfill operations, which include carefully planned excavation, construction of liners and final caps, continuous spreading, compacting and covering of solid waste, are designed to maintain sanitary conditions, insure optimum utilization of the airspace and prepare the site for ultimate use for other purposes. Solid waste landfill operations are required to be conducted in accordance with the terms of permits obtained from various governmental units.

Suitable solid waste landfill facilities and permission to expand existing facilities are becoming increasingly difficult to obtain for a number of reasons. In some areas, it is because of land scarcity. There can also be local resident opposition. Burdensome governmental regulation can also have a chilling effect on the process. As its existing facilities become filled in such areas, the solid waste disposal operations of all businesses are and will continue to be materially dependent on their ability to purchase, lease or otherwise obtain operating rights for additional sites or expansion of existing sites and to obtain the necessary permits from regulatory authorities to construct and operate them. There can be no assurance that additional sites can be obtained or that existing facilities can continue to be expanded or operated in time to accommodate the increasing amount of waste generated by our highly evolved and product dependent society.

To develop a new disposal facility or obtain approval for the expansion of an existing site, waste management businesses must expend significant time and capital resources without any certainty that the necessary permits will ultimately be issued for such a facility or that, once issued, the operation will be able to achieve and maintain the desired disposal volume at its facility. If the inability to obtain and retain necessary permits, the failure of a facility to achieve the desired economies of scale needed to economically dispose of its waste or other factors may cause a business to abandon development efforts for a facility. At the present time, the Company has not secured the rights to operate a disposal facility and there is no assurance that the company will be able to secure such a disposal facility in the future.

Recycling. Recycling involves the removal of reusable materials from the waste stream for processing and sale or other disposition for use in various applications. Participating commercial and industrial operations use containers to separate recyclable paper, glass, plastic and metal wastes for collection, processing and sale by waste management facilities. Fees are determined by such considerations as competition, frequency of collection, type and volume or weight of the recyclable material, degree of processing required, distance the recyclable material must be transported and value of the recyclable material.

Increasingly, waste management businesses are becoming engaged in residential solid waste collection services. This consists of curbside collection of recyclable materials from residences. Curbside recycling services generally involve the collection of recyclable paper, glass, plastic and metal waste materials, which may be separated by residents into different waste containers and then commingled with other recyclable materials. The recyclable materials are then typically deposited at a local materials recovery facility where they are sorted and processed. Processing consists of separating recyclable materials according to type and baling or otherwise preparing the separated materials for sale to a waste management facility. The Company may be acquiring recycled waste products from local materials recovery facilities that are already in operation.

Once collected, solid waste processed in a local materials recovery facility may be sold, utilized or disposed of in various applications. Unprocessed solid wastes, or the portion of the waste stream remaining after recovery of recyclable materials, require disposal, which may be accomplished through incineration (in which the energy value may be recovered in a waste-to-energy facility) or through disposal in a solid waste landfill. The relative use of landfills versus incinerators will depend on many factors, including the availability of land, geological and hydrogeological conditions, the availability and cost of technology and capital, and the regulatory environment. The main determinants of the disposal method are the disposal costs at local landfills, as incineration is generally more expensive, community preferences and regulatory provisions.

The prices received for recyclable materials fluctuate substantially from quarter to quarter and year to year depending upon domestic and foreign demand for such materials, the quality of such materials, prices for new materials and other factors. In some instances, waste management businesses enter into agreements with customers or the local governments of municipalities in which it provides recycling services whereby the customers or the governments share in the gains and losses resulting from fluctuation in prices of recyclable commodities. These agreements can reduce a company's gains and cushion its losses from such fluctuations.

Energy Recovery. The Company has developed its own waste-to-energy facility utilizing a pyroletic process facility that incinerates material in an oxygen starved atmosphere. When operational, the Company believes that its facility will be capable of processing 10 tons of waste material per hour and 87,000 tons per year. The gas from this combustion process is converted into electricity, which can then be used to generate energy for the waste facility or sold to a public utility. The Company expects to be engaged in landfill gas recovery operations. These operations involve the installation of a gas collection system into a solid waste landfill facility. Through the gas collection system, gas generated by decomposing solid waste is collected and transported to a gas-processing facility at the landfill site. Through physical and chemical processes, clean gas is separated from contaminants. The processed clean gas is then generally either sold directly to industrial users or it is used by the Company as a fuel to power electricity generators. Electricity generated by these facilities is sold, usually to public utilities under long-term sales contracts, often under terms or conditions which are subject to approval by regulatory authorities.

Portable Sanitation Services. The Company also hopes to provide portable sanitation services to municipalities and commercial customers. The Company has assembled a smaller scale, modular system that can be used by smaller waste producers, particularly smaller municipalities. The Company believes that there are few direct competitors in the small municipality waste recovery network, defined as municipalities between 25,000 to 50,000 people.

Competition

The solid waste industry in the U.S., despite recent consolidation, is still highly competitive. The Company will encounter intense competition, primarily in the pricing and rendering of services, from various sources in all phases of its operations. The competition encountered by the Company in its solid waste operations is primarily from numerous publicly-held companies, locally-owned private solid waste services companies, municipalities and other regional or multi-governmental authorities, and large commercial and industrial companies handling their own waste collection or disposal operations. Local governmental entities are at times able to offer lower direct charges to the customer for the same service by subsidizing the cost of such services through the use of tax revenues and tax-exempt financing. Generally, however, municipalities do not provide significant commercial and industrial waste collection or waste disposal.

Operating costs, disposal costs, and collection fees vary widely throughout the geographic areas of the U.S. Frequently, the prices that the Company must charge are determined locally, and typically vary by the volume, type of waste collected, treatment requirements, risks involved in the handling or disposing of waste, frequency of collections, distance to final disposal sites, labor costs and amount and type of equipment furnished to the customer. Long-term solid waste collection contracts typically contain a formula, generally based on published price indices, for automatic adjustment of fees.

The Company will have to compete for landfill business on the basis of tipping fees, geographical location, and quality of operations. The Company's ability to obtain landfill volume may be limited by the fact that some major collection companies also own or operate landfills to which they internalize their waste. The Company will be competing for collection accounts primarily based on price and the quality of its services. Intense competition is encountered for both quality of service and pricing. From time to time, competitors may reduce the price of their services and accept lower profit margins in an effort to expand or maintain market share or to successfully obtain competitively bid contracts.

The Company does not presently plan to provide residential collection services and, in situations where there is competition which offers this service, the Company will be at a disadvantage in its ability to secure a number of municipal contracts. Even if residential collection is not a factor, such contracts are subject to periodic competitive bidding, and there is no assurance that the Company will be the successful bidder or, if it can secure a contract, that it will able to retain such contracts. If the Company is unable to replace certain contracts lost through the competitive bidding process with comparable contracts within a reasonable time period, the earnings of the Company could be adversely affected.

Increased public environmental awareness and certain mandated state regulations have resulted in increased recycling, composting and waste reduction efforts in many different areas of North America. Such efforts tend to reduce the amount of solid waste directed to landfills and waste-to-energy facilities. Although the Company believes that landfills and waste-to-energy facilities will continue to be the primary depository for solid waste well into the future, there can be no assurance that recycling, composting, and waste reduction efforts will not affect future disposal volumes. The effect, if any, on such volumes could also vary between different geographic regions as well as within individual market areas in each region.

The Company will also encounter intense competition in pricing and rendering of services in its portable sanitation service business, from numerous large and small competitors. In addition, the Company's program and facilities management business will encounter intense competition, primarily in pricing, quality and reliability of services, from various sources in all aspects of its business.

Employees

As of December 1, 2000, the Company had 2 full-time employees, of which 1 was employed in clerical, administrative, and sales positions, 1 in management. The Company's employees are not covered by collective bargaining agreements. The Company considers its employee relations to be good.

Insurance and Financial Assurance Obligations

Once its first facility becomes operational, the Company intends to carry a broad range of insurance coverages, which management considers prudent for the protection of the Company's assets and operations, including general liability, automobile liability, real and personal property, workers' compensation, directors' and officers' liability, and such other coverages as management deems necessary.

The Company will maintain workers' compensation insurance in accordance with the laws of the various states and countries in which it intends to have employees. The industry standard for a workers' compensation insurance program calls for a deductible per incident of $250,000. The Company will maintain an environmental impairment liability insurance policy for certain of its disposal facilities and recycling facilities that provides coverage for property damages and/or bodily injuries to third parties caused by off-site pollution emanating from such disposal facilities or recycling facilities. The industry standard for this policy provides for $10 million of coverage per loss with a $20 million aggregate limit.

To date, the Company has not experienced any difficulty in obtaining insurance. However, if the Company in the future is unable to obtain adequate insurance, or decides to operate without insurance, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect upon the Company's financial condition, results of operations or cash flows. Additionally, continued availability of casualty and environmental impairment liability insurance with sufficient limits at acceptable terms is an important aspect of obtaining revenue-producing waste service contracts.

Municipal and governmental waste management contracts typically require performance bonds or bank letters of credit to secure performance. In addition, the Company may be required to provide financial assurance for final closure and post-closure obligations with respect to its incineration and disposal facilities. The Company may employ different mechanisms for establishing financial assurance depending on the jurisdiction, including escrow-type accounts funded by revenues during the operational life of a facility, letters of credit from third parties, corporate guarantees, surety bonds and traditional insurance. In this regard, the Company will be at a disadvantage against some of its larger competitors, who are able to establish financial assurance through "captive insurance" which is insurance provided by their own wholly-owned, but independent, regulated insurance company subsidiary. Because of the Company's status as a new entrant, it may encounter difficulty in obtaining performance bonds or letters of credit for its proposed operations. The availability of surety bonds and letters of credit in sufficient amounts and at acceptable rates can be an important factor in obtaining municipal collection contracts and retaining disposal site operating permits.

Patents, Intellectual Property; Risk of Patent Infringement

The Company's success will depend, in part, on its ability to obtain and maintain United States and foreign protection of its patent for its apparatus for Converting Waste Materials to Gaseous and Char Materials, U.S. Patent #5104490 and on its ability to preserve its trade secrets, and operate without infringing upon the proprietary rights of third parties. The Company places considerable importance on obtaining patent protection for its significant new technologies and processes.

With respect to the Company's patented pyrolytic process of incineration, the Company is the sole, perpetual licensee from WERE who officially owns the patent, which is the sole owner of all patents filed. The terms of this licensee agreement give the Company exclusive right to pursue future patents and whatever commercial applications ensue for its pyrolytic process of incineration. In return, the Company is obligated to pay $25,000 plus a 10% ownership interest in Thermotek International, Inc..

The Company believes it holds the right to use all the proprietary technology necessary to manufacture and market its pyrolytic process of incineration. Under current law, patent applications in the United States are maintained in secrecy until patents issue. Patent applications in foreign countries are maintained in secrecy for a period after filing. The right to a device patent in the United States is attributable to the first to invent the device, rather than the first to file a patent application. In foreign countries, ownership of a patent is typically determined by priority of patent filing, not invention. Under either method of measurement, the Company believes that its claim to this technology is secure. WERE was both the first company to conceive of the idea and the first company to file.

Legal standards relating to the validity of patents covering waste-to-energy devices and the scope of claims made under such patents are still developing. For this reason, the Company cannot guarantee that:

         * patent applications will result in the issuance of patents in foreign countries;

         * any patents issued or licensed to us will be free from challenge and that if challenged, they would be held to be valid; * any such patents will provide commercially significant protection to our technology, products, and processes; or * that others will not develop substantially equivalent proprietary information that is not covered by patents to which we own rights or obtain access to our know-how.

The Company has not received any notices alleging, and we are not aware of, any infringement by us of any other entity's patents. However, because of the volume of patents issued and patents applications filed relating to waste-to-energy devices, we cannot be certain that current and potential competitors and other third parties have not filed or will not file patent applications, or have not received or will not receive patents, relating to materials or processes that the Company plans to use or proposes to use. Accordingly, the Company cannot be certain that our products will not infringe any patents or proprietary rights of third parties.

If another party claims the same or overlapping subject matter with subject matter that we have claimed in a United States patent application or patent, the Company may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the priority of invention. Loss of such an interference proceeding would deprive the Company of patent protection sought or previously obtained. Participating in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable.

In addition to patent protection, the Company relies upon proprietary know-how and confidentiality in agreements with our consultants, contractors and employees, through clauses which require these third parties to protect our intellectual property. The Company cannot say with certainty that any issued patents or intellectual property which we hold will provide us with a competitive advantage or will not be challenged or circumvented by our competitors. The Company cannot say with certainty that our confidentiality and assignment of invention agreements will not be breached or that we would have adequate remedies for any such breach. Finally, the Company cannot say with certainty that that our proprietary know-how and intellectual property will not become known or be independently discovered by others.

Litigation may be necessary to defend against claims of infringement, to enforce patents and to protect trade secrets. If the Company must litigate such issues, we may be forced to incur substantial costs and to devote substantial resources and time. The Company cannot assure you that we would prevail in such litigation. In addition, if any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents. The Company cannot guarantee that such licenses would be available or, even if available, would be offered to us on acceptable terms. If we are forced to incur substantial costs in litigation or fail to obtain a license, our business, financial condition, results of operations, and cash flows will be materially and adversely affected.

Government Regulation

The Company's principal business activities are subject to extensive and evolving federal, state, local and foreign environmental, health, safety, and transportation laws and regulations. These regulations are administered by the EPA at the Federal level, plus various other federal, state, and local environmental, zoning, health, and safety agencies. Many of these agencies periodically examine the operations of waste management firms to monitor compliance with such laws and regulations.

Generally, the regulatory process requires the Company, and others in the industry, to obtain and retain numerous governmental permits to conduct various aspects of its operations, any of which may be subject to revocation, modification or denial. Particularly, the development, expansion, and operation of landfills and transfer stations are subject to extensive regulations governing siting, design, operations, monitoring, site maintenance, corrective action, financial assurance, and final closure and post-closure obligations. In order to construct, expand, and operate a landfill or transfer station, the Company must obtain and maintain one or more construction or operating permits and licenses and, in certain instances, applicable zoning approvals. Obtaining the necessary permits and approvals in connection with the acquisition, development, or expansion of a waste disposal facility or transfer station is difficult, time consuming (often taking two to three years or more), and expensive, and is frequently opposed by local citizens as well as environmental groups. Many agencies require public hearings prior to issuance of such permits giving such opposition an opportunity to be heard. In addition, many agencies consider the financial strength and, if available, the compliance history of the applicant as well as any parent, subsidiary or affiliated company as a factor in the permit approval process. Because the Company is a new entrant to this field, it will be at a disadvantage to others that have a history of operating and maintaining compliance with applicable rules and regulations. Once obtained, operating permits are subject to modification and revocation by the issuing agency. Compliance with current and future regulatory requirements may require the Company, as well as others in the waste management industry, from time to time, to make significant capital and operating expenditures to insure continuing compliance.

Federal, state, local and foreign governments have, from time to time, proposed or adopted other types of laws, regulations, or initiatives with respect to the environmental services industry, including laws, regulations, and initiatives to ban or restrict the international, interstate, or intrastate shipment of wastes, impose higher taxes on out-of-state waste shipments than on in-state shipments, limit the types of wastes that may be disposed of at existing landfills, mandate waste minimization initiatives, require recycling and yard waste composting, reclassify certain categories of nonhazardous waste as hazardous, and regulate disposal facilities as public utilities. Congress has, from time to time, considered legislation that would enable or facilitate such bans, restrictions, taxes, and regulations, many of which could adversely affect the demand for the Company's services. Similar types of laws, regulations, and initiatives have also, from time to time, been proposed or adjusted in jurisdictions in which the Company may opt to compete. The effect of these and similar laws could be a reduction of the volume of waste that would otherwise be disposed of in the landfills. Although the Company makes a continuing effort to anticipate regulatory, political, and legal developments that might affect its operations, it is not always able to adjust and anticipate these developments. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, reinterpreted, or enforced in the future may affect its operations. Such actions could adversely affect the Company's operations or impact the Company's future financial condition or earnings.

In May of 1994, the United States Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of waste in interstate commerce through the use of flow control laws. Such laws typically involve a local government specifying a jurisdictional disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld non-regulatory means by which municipalities may effectively control the flow of municipal solid waste. In addition, federal legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. There can be no assurance that such alternatives to regulatory flow control will in every case be found lawful or that such legislation will be enacted into law. Despite this Supreme Court ruling, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. In view of the uncertain state of the law at this time, however, the Company is unable to predict whether such efforts would be successful or what impact, if any, this matter might have on the Company's operations.

In 1997, the EPA released guidance interpreting the Civil Rights Act to require federal, state, or local permitting authorities receiving money from the EPA to consider the discriminatory effects that may result from permit issuances, renewals or modifications. The EPA will entertain challenges to any such permits on the grounds that the permitted activities, alone or in conjunction with other permitted activities, subject minority communities to disparate exposure to pollution. The lack of specific standards in the EPA's guidance creates some uncertainty about the effects any such challenges could have on a waste management company's ability to obtain or renew necessary permits.

Governmental authorities have the power to enforce compliance with regulations and permit conditions and to obtain injunctions or impose fines in case of violations. During the ordinary course of its operations, a waste management firm may, from time to time, receive citations or notices from such authorities that a facility is not in full compliance with applicable environmental or health and safety regulations. Upon receipt of such citations or notices, the Company must work with authorities to address their concerns. Failure to correct the problems to the satisfaction of the authorities could lead to monetary penalties, curtailed operations, jail terms, facility closure, or an inability to obtain permits for additional sites.

As a result of changing government and public attitudes in the area of environmental regulation and enforcement, management anticipates that continually changing requirements in health, safety, and environmental protection laws will require the Company and others engaged in the waste management industry to continually modify or replace various facilities and alter methods of operation at costs that may be substantial. These expenditures relate to facility upgrades, corrective actions, and facility final closure and post-closure care. Because the Company must compete with other businesses that are financially more established, if presented with these challenges, the Company would be at a disadvantage in relation to its more established competitors. Although the Company, to its knowledge, believes that its facilities are in compliance in all material respects with all applicable federal, state, and local laws, permits, regulations, any orders affecting its operations regarding its noncompliance could result in a material adverse effect on the Company's financial condition, results of operations or cash flows. There can be no assurance that the Company will not have to spend substantial amounts for such actions in the future.

It is typical of this industry to grow in part by acquiring existing landfills, disposal facilities and collection operations. Although good prudence requires a purchaser of a competitive business to conduct environmental due diligence investigations associated with the past waste management practices of the businesses that it is looking to acquire, there can be no assurance that, through its investigation, it will identify all potential environmental problems or risks. As a result, the acquiring business may find, in the future, disposal facilities, landfills or other properties or businesses that have unknown environmental problems and related liabilities. Under these circumstances, any acquiring business will be subject to risks and uncertainties in connection with the acquisition of closed facilities that had been previously operated by businesses acquired. It is standard for an acquiring business to seek to mitigate the foregoing risks by obtaining environmental representations and indemnities from the sellers of the businesses that it acquires. However, there can be no assurance that the purchaser will be able to rely on any such indemnities if an environmental liability exists.

Solid Waste. Operating permits are generally required at the state and local level for landfills, transfer stations and collection vehicles. Operating permits need to be renewed periodically and may be subject to revocation, modification, denial or non-renewal for various reasons, including failure of the Company to satisfy regulatory concerns. With respect to solid waste collection, regulation takes such forms as licensing of collection vehicles, truck safety requirements, radio communication licensing, vehicular weight limitations and, in certain localities, limitations on rates, area, time and frequency of collection. With respect to solid waste disposal, regulation can cover matters including landfill location and design, groundwater monitoring, gas control, liquid runoff and rodent, pest, litter and traffic control. Zoning and land use requirements and limitations are encountered in the solid waste collection, transfer, recycling, energy recovery and disposal phases of the waste management business. In almost all cases the waste management firm is required to obtain conditional use permits or zoning law changes in order to develop transfer station, resource recovery or disposal facilities. In addition, the Company's disposal facilities are subject to water and air pollution laws and regulations. Noise pollution laws and regulations may also affect the Company's operations. Governmental authorities have the power to enforce compliance with these various laws and regulations and violators are subject to injunctions, fines and revocation of permits. Private individuals may also have the right to sue to enforce compliance. Safety standards under the Occupational Safety and Health Act ("OSHA") are also applicable to solid waste and related services operations.

The EPA and various states acting pursuant to EPA-delegated authority have promulgated rules pursuant to the Resource Conservative and Recovery Act ("RCRA") which serve as minimum requirements for land disposal of municipal wastes. The rules establish requirements applicable to the siting, construction, operations, final closure and post-closure monitoring and maintenance of all but the smallest municipal waste landfill facilities. The Company does not believe that compliance with the more stringent minimum requirements will have a material adverse effect on the Company's operations.

In March 1996, the EPA issued regulations that require large, municipal solid waste landfills to install and monitor systems to collect and control landfill gas. The regulations apply to landfills that are designed to accommodate 2.5 million cubic meters or more of municipal solid waste and that accepted waste for disposal after November 8, 1987, regardless of whether the site is active or closed. The date by which each affected landfill must have such a gas collection and control system depends on whether the landfill began operation before or after May 30, 1991. In the United States, landfills constructed, reconstructed, modified or first accepting waste after May 30, 1991, generally must have had systems in place by late 1998. Older landfills are generally regulated by states and will be required to have landfill gas systems in place within approximately 30 months of EPA's approval of the state program. Many state solid waste regulations already require collection and control systems. Compliance with the new regulations is not expected to have a material adverse effect on the Company.

The Company believes that it can maintain its future operating treatment, storage or disposal facilities in substantial compliance with applicable requirements promulgated pursuant to the Resource Conservative and Recovery Act. It is possible, however, that the issuance or renewal of a permit could be made conditional upon the initiation or completion of modifications or corrective actions at facilities, which might involve substantial additional capital expenditures. If this should be the case, the Company will be at a substantial disadvantage when competing with other waste management firms that are more financially established.

Waste-to-Energy Services The Company's patented pyrolytic process of incineration will be subject to environmental regulation under federal, state and local laws and regulations. These regulations include the Clean Air Act, the Clean Water Act and the Resource Conservative and Recovery Act. The Company
believes that its business will be conducted in material compliance with applicable laws and regulations. There can be no assurance, however, that such requirements will not change to the extent that it would materially affect the Company's cash flow and its financial condition. The Company is aware of more stringent air pollution control standards adopted by the EPA in December 1995 for large municipal waste combusters. The compliance dates have varied by facility, but all affected facilities will be required to be in compliance with the standards by the end of the year 2000. Currently available technologies are adequate to meet the new standards, but these are expensive and possibly prohibitive. In effect, these air pollution control standards may keep the Company out of these markets until the Company is financially established and capable of competing with its larger competitors. There is no assurance that the Company will ever attain the financial resources needed to enter these larger municipal markets. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws, and enforcement policies thereunder, could affect the manner in which the Company operates its waste-to-energy projects and conducts its business, including the disposal of wastes, by-products and residues generated.

The Company's energy facilities are also subject to the provisions of various energy-related laws and regulations, including the Public Utility Regulatory Policies Act of 1978 ("PURPA"). The ability of the Company's waste-to-energy and small power production facilities to sell power to electric utilities on advantageous terms and conditions and to avoid burdensome public utility regulation has historically depended, in part, upon the applicability of certain provisions of PURPA, which generally exempts a waste management firm from state and federal regulatory control over electricity prices charged. As state legislatures and the United States Congress have accelerated their consideration of the manner in which economic efficiencies can be gained by deregulating the electric generation industry, utilities and others have taken the position that power sales agreements entered into pursuant to PURPA which provide for rates in excess of current market rates should be voidable as "stranded assets." It is possible that the Company's power production facilities would become qualifying facilities under PURPA and, if so, they would depend upon the sanctity of their power sales agreements for their economic viability. Although a repeal or modification of PURPA is possible within the next two years, the Company believes that federal law offers strong protection to the PURPA contracts and recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. In addition, state legislative actions to date have not attempted to abrogate these contracts. While there is some risk that future utility restructurings, court decisions and/or legislative or administrative action in this area could have an adverse effect on the business of a waste management firm trying to sell its excess power to an electrical utility, in light of recent developments, the Company currently believes such risk is remote. In addition, the passage of the Energy Policy Act of 1992 created an alternative ownership mechanism by which the Company's future independent power projects would be able to participate in the electricity generation industry without the burdens of traditional public utility regulation. For those reasons, the operations of existing waste-to-energy and other small power production facilities business are not currently expected to be materially and adversely affected if the various benefits of PURPA are repealed or substantially reduced on a prospective basis. However, the Company can give no assurances that future utility restructurings, court decisions or legislative or administrative action in this area will not have a material adverse impact upon the Company's cash flow and its financial condition.

State and Local Regulation. The states in which the Company may decide to operate have their own laws and regulations that may be more strict than comparable federal laws and regulations governing nonhazardous solid waste disposal, water and air pollution, releases and cleanup of hazardous substances and liability for such matters. The states also have adopted regulations governing the siting, design, operation, maintenance, final closure, and post-closure maintenance of landfills and transfer stations. The Company's facilities and operations will be subject to many, if not all, of these types of requirements. In addition, the Company's collection and landfill operations may be affected by the trend in many states toward requiring the development of waste reduction and recycling programs. For example, several states have enacted laws that require counties to adopt comprehensive plans to reduce, through waste planning, composting, recycling, or other programs, the volume of solid waste deposited in landfills. Additionally, the disposal of yard waste in solid waste landfills has been banned in several states. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling have also been considered from time to time by the United States Congress and the EPA.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of nonhazardous solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. Additionally, certain state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific disposal sites. In May 1994, the United States Supreme Court ruled that a flow control ordinance was unconstitutional. However, from time to time, the United States Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of extraterritorial waste, and granting states and local governments authority to enact partial flow control legislation. To date, such congressional efforts have been unsuccessful. The United States Congress' adoption of such legislation allowing for restrictions on importation of extraterritorial waste or certain types of flow control, or the adoption of legislation affecting interstate transportation of waste at the federal or state level, could adversely affect the Company's solid waste management services, including collection, transfer, disposal, and recycling operations, and in particular the Company's ability to expand landfill operations acquired in certain areas.

Many states and local jurisdictions in which the Company operates have enacted "fitness" laws that allow agencies having jurisdiction over waste services contracts or permits to deny or revoke such contracts or permits on the basis of an applicant's (or permit holder's) compliance history. Some states and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant. These laws authorize the agencies to make determinations of an applicant's fitness to be awarded a contract or to operate and to deny or revoke a contract or permit because of unfitness absent a showing that the applicant has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

In summary, the Company's operations are substantially affected by stringent government regulations at the federal, state and local level in the United States and in other countries. These laws, rules, orders and interpretations governing environmental protection, health and safety, land use, zoning, and other matters. They may impose restrictions on operations that could adversely affect the Company's results of operations and financial condition, such as limitations on the expansion of waste disposal, transfer or processing facilities, limitations or bans on disposal of out-of-state waste or certain categories of waste, or mandates regarding the disposal of solid waste. In order to develop, expand or operate a landfill or other waste management facility, the Company must obtain and maintain in effect various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. These permits and approvals are difficult, time consuming and costly to obtain, in part because of possible opposition by governmental officials or citizens. In addition, these permits and approvals may contain conditions that limit operations and the Company's ability to change the facility.

There can be no assurance that the Company will be successful in obtaining and maintaining in effect permits and approvals required for the successful operation and growth of its business, including permits and approvals for the development of additional disposal capacity needed to replace existing capacity that is exhausted. The siting, design, operation and closure of landfills are also subject to extensive regulations. These regulations could also require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which could be substantial.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion of the Company's operations for the three years ended December 31, 1999 should be read in conjunction with the Company's financial statements and related notes thereto included elsewhere herein.

The discussion below and elsewhere in this Form 10-SB includes statements that are "forward-looking statements' within the meaning Section 27A of the
Securities Act of 1933 and Section 21E of the Exchange Act. These include statements that describe anticipated revenues, capital expenditures and other financial items, statements that describe the Company's business plans and objectives, and statements that describe the expected impact of competition, government regulation, litigation and other factors on the Company's future financial condition and results of operations. The words "may," "should," "expect," "believe," "anticipate," "project," "estimate," and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties, any one of which may cause actual results to differ materially from those described in the forward-looking statements, include or relate to, among other things:

*  the impact of governmental inquires and investigation involving the Company.

*  the Company's ability to stabilize its accounting systems and procedures and maintain stability.

*  the Company's ability to successfully  integrate the operations of acquired companies with its existing operations, including risks and uncertainties relating to its ability to achieve projected earnings estimates.

*  the Company's ability to continue its expansion through the acquisition of other companies, including, without limitation, risks and uncertainties concerning the availability of desirable acquisition candidates the availability of debt and equity capital to the Company to finance acquisitions, the ability of the Company to accurately assess the pre-existing liabilities and assets of acquisition candidates and the restraints imposed by federal and state statutes and agencies respecting market concentration and competitive behavior.

*  the effect of competition on the Company's ability to maintain margins of existing or acquired operations, including uncertainties relating to competition with government owned and operated landfills which enjoy certain competitive advantages from tax-exempt financing and tax revenue subsidies.

*  the potential impact of environmental and other regulation on the
              Company's business, including risks and uncertainties concerning the ultimate cost to the Company of complying with final closure requirements and post-closure liabilities associated with its landfills and other environmental liabilities associated with disposal at third party landfills and the ability to obtain and maintain permits necessary to operate its facilities, which may impact the life, operating capacity and profitability of its landfills and other facilities.

*  the Company's ability to generate sufficient cash flows from operations to cover its cash needs, the Company's ability to obtain additional capital if needed and the possible default under credit facilities if cash flows are lower than expected or capital expenditures are greater than expected.

*  the potential changes in estimates from ongoing analysis of site remediation requirements, final closure and post-closure issues, compliance and other audits and regulatory developments.

*  the effectiveness of changes in management and the ability of the company to retain qualified individuals to serve in senior management positions.

*  the effect of price fluctuations of recyclable materials processed by the
              Company.

*  certain risks that are inherent in operating in foreign countries that are beyond the control of the Company, including but not limited to political, social, and economic instability and government regulations.

*  the effect that recent trends regarding mandating recycling, waste reduction at the source and prohibiting the disposal of certain types of wastes could have on volumes of waste going to landfills and waste-to-energy facilities.

*  the potential impact of government regulation on the Company's ability to obtain and maintain necessary permits and approvals required for operations.

Introduction

General

Thermotek International, Inc. is owner of a patent and proprietary process that converts organic waste into useable products such as charcoal, oil, gas and electricity. The company intends to design, manufacture and erect proprietary waste processing facilities, utilizing it's patented pyrolytic thermal process to deliver environmentally friendly remediation services to municipalities and industrial markets, along with related technical support and regulatory compliant services. This includes recycling and resource recovery services. At present the Company neither owns or operates any waste processing facilities. The Company does not engage in any hazardous or radioactive waste. The Company has no international operations at the present.

The Company's operating revenues will come from fees charged for the disposal of waste delivered to it's facility, electricity sold, and/or oil and gas sold or recyclables sold. Tipping fees are based on the volume of waste being disposed of at the Company's facilities, and prices will vary from state to state.

Operating expenses from waste management include direct and indirect labor and the related taxes and benefits, fuel, maintenance and repairs of equipment and facilities, tipping fees paid to third party disposal facilities, and accruals for future landfill final closure and post-closure costs. Certain direct development expenditures are capitalized and amortized over the estimated useful life of a site as capacity is consumed, and include acquisition, engineering, upgrading, construction, capitalized interest, and permitting costs. All indirect expenses, such as administrative salaries and general corporate overhead, are expensed in the period incurred. At times, the Company receives reimbursements from insurance carriers relating to past and future environmentally related remedial, defense and tort claim costs at a number of the Company's sites. Such recoveries are included in operating costs and expenses as an offset to environmental expenses.

General and administrative costs include management salaries, clerical and administrative costs, professional services, facility rental, insurance costs, as well as costs related to the Company's marketing and sales force.

Depreciation and amortization include (i) amortization of the excess of cost over net assets of acquired businesses on a straight-line basis over a period not greater than 40 years commencing on the dates of the respective acquisitions; (ii) amortization of other intangible assets on a straight-line basis from 3 to 40 years; (iii) depreciation of property and equipment on a straight-line basis from 3 to 40 years.

The Company began taking systematic and orderly steps to develop a comprehensive program to address the integrity and reliability of the Company's reporting of financial information, including development of a long-term plan that will establish an adequate system of internal controls. As part of this initiative, the Company formulated, and is in the process of implementing, policies that establish fundamental principles and discipline respecting certain key areas, including, among other things, accounting and control of fixed assets, intercompany balances, revenue reporting, landfill accounting and account reconciliation's. Consistent with its long-term plan, the Company has begun drafting and adopting policies and procedures that will establish a foundation for its financial and accounti8ng functions to support ongoing improvements, and develop and install mechanisms for directing, controlling and monitoring its accounting and financial organization. The Company is also evaluating its systems needs with respect to, among other things, the general ledger, revenue management and payroll. The Company cannot estimate, at this time, how long it will take to completely develop and establish an adequate internal control environment.

The Company operates in an industry that requires a high level of capital investment. The Company's capital requirements primarily stem from (i) its working capital needs for its ongoing operations, (ii) capital expenditures for construction and operation of its first operating facility, (iii) refurbishments and improvements at its waste-to-energy facilities that it may acquire and (iv) other business acquisitions. The Company's strategy is to meet these capital needs first from various financing resources available to the Company at the time, including the incurrence of debt and the issuance of its common stock. The company's level of capital expenditures is expected to increase along with its needs for large amounts of credit capacity.

The company believes that inflation has not had, and is not expected to have, any material adverse effect on the results of operations in the near future.

Pertinent Financial Information

                          Thermotek International, Inc.
                          (a Development Stage Company)


                          INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE

FINANCIAL STATEMENTS

         Independent Auditor's Report ..............................   21

         Balance Sheets ............................................   23

         Statement of Operations ...................................   24

         Statements of Stockholders' Equity ........................   25

         Statements of Cash Flows ..........................................
         Notes to Financial Statements .............................   27

                         THERMOTEK INTERNATIONAL, INC.



                          (a Development Stage Company)

                              Financial Statements

                                                                   &

                          Independent Auditor's Report

                                  March 1, 2001

                               TERANCE L. KELLEY
                          Certified Public Accountant
                       3250 West Market Street, Suite 307
                              Fairlawn, Ohio 44333



                          Independent Auditor's Report


To The Board of Directors of
Thermotek International, Inc.

I have audited the accompanying Balance Sheets of Thermotek International, Inc., as of December 31, 2000 and the related Statements of Operations, Cash Flows, and Changes in Stockholders' Equity. These financial statements are the responsibility of the management of Thermotek International, Inc. My responsibility is to express an opinion on these statements based my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Thermotek International, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Terance L. Kelley
Certified Public Accountant
Fairlawn, Ohio
March 1, 2001

                         Thermotek International, Inc.
                         (a Development Stage Company)
                                 Balance Sheets
                               December 31, 1999


                  ASSETS

Current Assets

         Cash ...................                           $    300
         Notes receivable-secured                            866,567
Total                                                        866,867

Fixed Assets

         Furniture ..............                              1,280

Other Assets

         License ................                             25,900
         Organization expenses ..                             57,833
                                                              83,733
================================================================================
Total                                                           $951,880

                  LIABILITIES AND EQUITY

Current Liabilities

Accounts payable .....................................   $     2,829
License payable ......................................        25,000
Accrued salaries .....................................       100,478
    Total Liabilities                                        128,307

Equity

Common stock-par value $.0001, authorized
  1000,000,000 shares, issued and outstanding
  49,584,200 shares of which 43,000,000 are restricted         4,958
Additional paid in capital ...........................     1,017,387
Retained deficit accumulated during the
  development stage ..................................      (198,772)
--------------------------------------------------------------------------------
Total                                                             823,573
================================================================================

Total Liabilities and Equity                                  $   951,880

See accompanying notes to financial statements.

                         Thermotek International, Inc.
                          (a Development Stage Company
                            Statement of Operations
             For the Period from July 15, 1997 (Date of Inception)
                              to December 31, 1999

Revenues .......................   $         0

Administrative expenses ........       158,772

Loss on sale of subsidiary .....        40,000

Net loss .......................   $   198,772


Weighed average number of common
shares outstanding ............     33,410,017

Net loss per share .............   $      0.01


See accompanying notes to financial statements.

                         Thermotek International, Inc.
                         (a Development Stage Company)
                  Statement in Changes in Stockholders Equity
             For the Period from July 15, 1997 (Date of Inception)
                              to December 31, 1999


                                                                            Deficit
                                                                        Accumulated
                               Common ....                  Additional       During
                                Stock ....                    Paid in    Development        Total
                               Shares ....      Amount        Capital          Stage       Equity
Issued for cash 1997 ......    790,580         $   79          $ 921    $                    1,000

Issued for cash 1998 ......  9,240,200            924        665,206                        66,130

504D issue Dec 1998 .......    500,000             50         57,783                        57,833

Issued for Thermotek ...... 43,000,000          4,300         14,165                        18,465

Issued for warrants .......  3,855,520            385        905,661                       906,046

Redeemed for sale of
  subsidiary .............. -7,802,100           (780)      (626,349)                     (627,129)

Net loss during
development stage .........                                                (198,772)      (198,772)
================================================================================
Totals December 31, 1999 .. 49,584,200    $     4,958     $1,017,387      ($198,772)     $ 823,573


See accompanying notes to financial stateme

                         Thermotek International, Inc.
                         (a Development Stage Company)
                            Statement of Cash Flows
             For the Period from July 15, 1997 (Date of Inception)
                              to December 31, 1999




Cash Flows From Operating Activities


Cash paid to suppliers and employees ......   ($ 95,465)

Cash Used in Operating Activities .........     (95,465)

Cash Flows From Investing Activities

         Purchase of license ..............        (900)
         Purchase of furniture and fixtures      (1,280)
         Purchase of Organization expenses      (57,833)

Cash Used in Investing Activities .........     (60,013)

Cash Flows From Financing Activities

         Issuance of Common stock .........     155,778

Net Cash From Financing Activities ........     155,778

Net Increase in Cash ......................   $     300


See accompanying notes to financial statements.

                         Thermotek International, Inc.
                         (A Development Stage Company)
                         Notes to Financial Statements
                               December 31, 1999


Note 1 - Organizational and significant accounting policies

The Company was incorporated on July 15, 1997 as Kurel Products, Inc. On December 19, 1997 it changed its name to The Accord Group, Inc. and again on October 21, 1998 it changed its name to Thermotek International, Inc.

On October 27, 1998 it entered into a stock purchase agreement to acquire the outstanding shares of Thermotek Environmental, Inc., for 43,000,000 shares. This combination was treated as a reverse acquisition. Up until this time the Company was inactive exception for holding majority of the outstanding shares of Securities Resolution Advisors, Inc. The Company sold its interest in Securities Resolution Advisors, Inc. on December 21, 1999 for 7,802,100 shares of the Company's Common Stock, which it retired on the same day.

On December 3, 1998 the Company issued 500,000 shares of Common Stock under a 504D offering. The offering was for 500,000 units with each unit including one share of Common Stock and warrants for additional eight shares of Common Stock. The warrants were exercised on April 6, 1999. Consideration received was demand promissory notes. The notes were declared in default in June of 2000 and were sold to three entities. The consideration received were new promissory demand notes, which in one case require the stock to be listed on the Bulletin Board or Over the Counter markets and to perform, or the stock is to be returned and the note cancelled. Because of these uncertainties this transaction has not been recorded at this time.

Depreciation - Depreciation will be recognized using the straight-line method over the useful lives of the assets. Depreciation will start when the Company leaves the Development Stage.

Amortization - Amortization will be recognized using the straight-line method over the expected useful life of the license. The Company has elected not to amortize its Organization costs. Amortization will start when the Company leaves the Development Stage.

Research and Development - Research and development costs are charged to expense as incurred.

Income Taxes - The Company has a net operating loss carryfoward of $95,465 at December 31, 1999.

                         Thermotek International, Inc.
                         (A Development Stage Company)
                         Notes to Financial Statements
                               December 31, 1999

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results may differ from these estimates.

The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments with a maturity of less than three months). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

Note 2 - Notes Receivable

The Notes Receivable at December 31, 1999 represents the amounts due for shares issued under the Warrant provisions of the 504D offering. The shares issued secured these notes. The notes were declared in default in June of 2000, 3,000,000 shares were purchased by two entities for new demand notes at $.40 per share and 300.000 shares were purchased for services. The original notes were for $.235 per share. However, one of the new notes for 2,000,000 shares contain certain contingency provisions which require the listing of the Company's stock on the Bulletin Board or Over the Counter markets and also require the stock to perform or the shares are to be returned and the notes cancelled.

Note 3- License Payable

The License agreement which the Company entered into in July of 1997 with WERE International, Inc. provides the Company with the exclusive right to use, develop and sub-license apparatus for converting waste materials to gaseous and char materials under US Patent Number 5,104,490 and any pyrolytic process, apparatuses, and inventory conceived by WERE, including the right to utilized any patent currently held by or any future patent issued to WERE for a period of thirty years. Payment for the License was shares of stock and a 24-month $25,000 non interest-bearing note. To date the Company has made no payments against this note.

Note 4 - Related Parties

The Company owes two shareholder - officers of the Company $100, 478 primarily for salaries at May 31, 2000. No schedule of repayment has been a established between the Company and the individuals.

The License payable is due to a shareholder of the Company.

                         Thermotek International, Inc.
                         (A Development Stage Company)
                         Notes to Financial Statements
                               December 31, 1999

Note 5 - Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because the Company has not yet commenced operations, it is entirely dependent upon continued contributions of resources provided by it principals and other investors. Therefore, the assumption that the Company is a going concern is entirely dependent upon the uncertain ability of the Company to continue to raise capital in such an amount as would be necessary to commence operations and produce sufficiently positive cash flow.

Note 6 - Subsequent Events

On August 8, 2000 the Company received a subpoena from the Securities and Exchange Commission for certain documents relating to the 504 D warrant transactions and posting made by a shareholder on www.RagingBull.com on Wednesday July 5, 2000. The Company's position is that neither it or any of its officers have committed any wrongs. The Company has responded to the subpoena to the best of its ability.

ITEM 3. DESCRIPTION OF PROPERTY

The Company is currently renting office space in Burlington, Iowa, pursuant to an Office Space Lease Agreement with the Carl Hulen Trust, a bank. This lease agreement is for 2 years. Under this lease agreement, the Company has 1,267 square feet of space. Base rent is $9,000 annually, payable in monthly installments of $750.00 per month. The Company believes its facility is adequate to meet its anticipated office requirements for the next 2 years. There are no related family transactions involved with this lease agreement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the Common Stock as of December 31, 2000.

         Name and address               Amount & Nature       Percent of Class
         Of Beneficial Owner

         Harold D. Massner              42,065,640                     42%
         Alan Van Horn                  4,300,000                       4%

The following table sets forth the beneficial ownership of the Common Stock by the Directors of the Company and by the executive officers.

         Name and address               Amount & Nature      Percent of Class
         Of Beneficial Owner

         All directors, executive       46,365,640                   46%
         officers as a group

         Harold D. Massner              42,065,640                    42%
         Alan Van Horn                  4,300,000                      4%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each officer and director of the Company.

Name                      Age                   Position

Harold Massner             63                   President, Chief Executive
                                                Officer, Treasurer and
                                                Chairman of the Board of
                                                Directors

Alan Van Horn             57                   Vice President & Director

Frederick Pohl            58                    Director

A brief biographical sketch of each officer and director follows.

     Harold D. Massner, has served as President, Chief Executive Officer, Treasurer and Chairman of the Board of Thermotek since August 1997. Mr. Massner served as President, Chief Executive Officer, Treasurer and chairman of the Board of Pyro Energy Co., a resource recovery marketing company, from
October1988 to August 1997. Mr. Massner was the founder of W.E.R.E. International Inc., a resource recovery development company and served as President and Director from October 1982 to June 1987. Mr. Massner served as sales manager for several mid-western seed corn companies from December 1972 to May 1987. Mr. Massner attended South Eastern Community College from May 1974 - August 1980.

     Alan Van Horn, has served as Vice President and Director of Thermotek since August 1997. Mr. Van Horn served a Vice President and Director of Pyro Energy Co., a resource recovery company, from May 1990 to August 1997. Mr. Van Horn served as Director of W.E.R.E. International Inc., a resource development company, from March 1988 to April 1989. Frederick Pohl, has served as Director of Thermotek since August 1997.

     Mr. Pohl has served as Director and Consulting Engineer of Pyro Energy Co., a resource recovery marketing company, from October 1998 to August 1997. Mr. Pohl served as contractual independent engineer for W.E.R.E. International Inc., a resource development company, from April 1983 to June 1987. Mr. Pohl is President and Director of Engineering Consortium, an engineering consulting firm. Mr. Pohl received his B.S. in Mechanical Engineering from the University of Iowa in May of 1969. Dependence on Management

The Company's success is principally dependent upon its current management personnel for the operation of its business. In particular, Harold Massner, its President, has played a crucial role in the development and management of the Company. There is no assurance that additional managerial assistance will not be required. If the Company should lose the services of an executive officer or one or more key employees or its ability to attract and retain such personnel, the Company's business, financial condition, results of operations and cash flows will be materially and adversely affected. The Company does not have a "key person" life insurance policy covering this key officer.

ITEM 6. EXECUTIVE COMPENSATION

                        Summary Compensation Table, 2000

Name & Principal      Salary Paid       Salary to be         Other
Position              in Cash           Paid in Stock        Compensation

Harold Massner                              - 0 -              - 0 -
President


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         NONE

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50 million shares, with a par value of $0.0001 per share. This is the only class of securities authorized.

Common Stock

49,584,200 shares of Common Stock were issued and outstanding as of May 31, 2000. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Transfer Agent

     The registrar and transfer agent for the Common Stock is Olde Monmouth Stock Transfer Co., Inc. They are located at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded over-the-counter ("OTC") on the Electronic Pink Sheets maintained by the National Association of Securities Dealers ("NASD") under the Symbol "TTKI."

As of December 31, 2000, 49,584,200 shares of Common Stock were issued and outstanding.

The following table sets forth the range of the high and low sales prices for the Common Stock on the OTC Bulletin Board for each quarter for the fiscal year 2000.


         Quarter Ending              Closing Price

         12/29/00                       $0.10
         9/29/00                        $0.28
         6/30/00                        $1.00

The source of this information is Bloomberg Professional and NASD quotation services. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

Restricted Securities

A portion of the Company's Common Stock is held by insiders and persons who acquired shares in private offerings. These are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. In general, Rule 144 provides that, during any three month period, each person holding restricted securities can sell an amount of such securities equal to the greater of (a) 1% of the number of outstanding shares or (b) the average weekly reported trading volume of those securities during the preceding four calendar week period, provided that certain conditions are met. One of these conditions is that the stock must be purchased for investment purposes and held for a minimum period of one year and, in some instances at least two years. Sales of these restricted securities under Rule 144 or otherwise by current stockholders of the Company, when these legends are eligible to be lifted, could have a depressive effect on any trading market for Common Stock. No predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by insiders of significant amounts of the Common Stock of the Company in the public market may adversely affect market prices and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.

No Dividends

The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its business, to repay indebtedness and for the general corporate purposes; and therefore, does not anticipate paying any cash dividends in the forseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant.

Secondary Trading Restrictions

The Company's Common Stock is governed by the Securities and Exchange Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the Penny Stock rule, the broker-dealer must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ('NASDAQ'), which would exempt such securities from the above rule, there is no assurance that the Company will meet the stringent NASDAQ listing requirements.

Price Volatility of the Company's Shares

The Common Stock is traded on the NASD OTC Electronic Pink Sheets. Because of the limited market for Pink Sheet stocks, even mild expressions of interest may have a profound impact upon the stock's price on any given day. Accordingly, Pink Sheet stock customarily experiences above average price fluctuations and volatility. Accordingly, the Company's common shares should be expected to experience substantial price changes in short periods of time, owing to the vagaries of the Bulletin Board exchange for stocks. Even if the Company is performing according to its plan and there is no legitimate financial component for this volatility, it must still be expected that substantial percentage price swings will occur in these securities for the foreseeable future, and percentage changes in stock indices (such as the Dow Jones Industrial Average) could be magnified, particularly in downward movements of the markets.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings and it is not aware of any claims that exist but have not yet been asserted.

Please see the attached Exhibit "1" which is incorporated herein by this reference.

In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under applicable statutes, or to revoke or deny renewal of a permit. The Company can also be named in actions brought by citizens groups, adjacent landowners or governmental agencies opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its owned or operated facilities, or damage that those facilities or other properties may have caused to adjacent landowners or others, including groundwater or soil contamination. The adverse outcome of one or more of these proceedings could have a material adverse effect on the Company's financial position, results of operations or cash flows.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no material disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On October 27, 1998 it entered into a sock purchase agreement to acquire the outstanding shares of Thermotek Environmental, Inc., for 43,000,000 shares. This combination was treated as a reverse acquisition. Up until this time the Company was inactive except for holding a majority of the outstanding shares o Securities Resolution Advisors, Inc. The Company sold its interest in Securities Resolution Advisors, Inc. on December 21, 1999 for 7,802,100 shares of the Company's Common Stock, which it retired on the same day.

On December 3, 1998 the Company issued 500,000 share of Common Stock under a 504D offering. The offering was for 500,000 units with each unit including one share of Common Stock and warrants for additional eight shares of Common Stock. The warrants were exercised on April 6, 1999. Consideration received was demand promissory notes. The notes were declared in default in June of 2000 and were sold to three entities. The consideration received were new promissory demand notes, which in one case require the stock to be listed on the Bulletin Board or Over the Counter markets and to perform, or the stock it to be returned and the note cancelled. Because of these uncertainties this transaction has not been recorded at this time.

On July 5, 2000 the Company issued 6,000,000 shares for right to use certain technologies. The Company valued the technologies at $500.

On July 12, 2000 the Company issued 50,000 shares for promotional efforts in Canada. The Company valued these services at $2,000.

On December 14, 2000 the Company issued 2,000,000 shares for 100,000 shares of a privately held company. The Company valued these shares at the market price of the Company's shares or $160,000.

Depreciation - Depreciation will be recognized using the straight-line method over the useful lives of the assets. Depreciation will start when the Company leaves the Development Stage.

Amortization - Amortization will be recognized using the straight-line method over the expected useful life of the license. The Company has elected not to amortize its Organization costs. Amortization will start when the Company leaves the Development Stage.

Research and Development - Research and development costs are charged to expense as incurred.

Income Taxes - The Company has a net operating loss carryforward of $206,996 at December 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results may differ from these estimates.

The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments with a maturity of less than three months). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

The Notes Receivable at December 31, 1999 represents the amounts due for shares issued under the Warrant provisions of the 504D offering. The share issued secured these notes. The notes were declared in default in June of 2000, 3,000,000 shares were purchased by two entities for new demand notes at $.40 per share and 300,000 shares were purchased for services. The original notes were for $.235 per share. However, one of the new notes for 2,000,000 shares contain certain contingency provisions which require the listing of the company's stock on the Bulletin Board or Over the Counter markets and also require the stock to perform or the shares are to be returned and the notes cancelled.

Please see the attached Exhibit "1" which is incorporated herein by this reference.

ITEM 5.  Indemnification of Directors and Officers

Article Seventh of the Company's Certificate Of Incorporation provides for limitation of liability of a director of the Corporation as follows:

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as director except for liability (i) breach of director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, (iv) for any transaction for which the director derived an improper personal benefit.

Article 8.07 (Indemnification) of the Company's Bylaws provides as follows, to-wit:

          (a) The Corporation shall have the right to indemnify, to purchase indemnity insurance for, and to pay and advance expenses to,
          Directors, Officers and other persons who are eligible for, or entitled to, such indemnification, payments or advances are either expressly required by such provisions or are expressly authorized by the Board of Directors within the scope of such provisions. The right of the Corporation to indemnify such persons shall include, but not be limited to, the authority of the Corporation to enter into written agreements for indemnification with such persons.

          (b) Subject to the General Corporation Law of Delaware and any amendments thereto, a Director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the Director's capacity as a Director, except that this provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for:

             (1)      a breach of the Director's duty of loyalty to the
                        Corporation or its shareholders
;
             (2)      an act or omission not in good faith that constitutes a
                        breach of duty of the Director to the Corporation or an act or omission that involves intentional misconduct ora a knowing violation of the law;

             (3)      a transaction  from which the Director receive an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office; or

             (4)      an act or omission for which the liability of a Director
                        is expressly provided by an applicable statute.


SIGNATURES In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


THERMOTEK INTERNATIONAL,  INC.By

/s/ Harold D. Massner
---------------------
Harold D. Massner, Chief Executive Officer and President